Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A—16 OR 15D—16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on September 30, 2002

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant’s name into English)

Mariano Sánchez
Fontecilla 310,
3rd Floor,
Santiago Chile
(562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

On November 13, 2002, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the “SVS”) a report which included information as to the Registrant’s consolidated financial position and results of operations for the period ended on September 30, 2002. Attached is a summary of such consolidated financial information. The report filed with the Superintendencia de Valores y Seguros of Chile was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF THE FINANCIAL STATEMENTS OF THE PERIOD ENDED SEPTEMBER 30, 2002, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

Pages
Consolidated Financial Statements as of September 30, 2002	5-9
Management’s Analysis of Consolidated Financial Statements Results of Gener S.A. for the period ended September 30, 2002	10-17

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2002 AND 2001

	2002	2001	2.002
	ThCh$	ThCh$	Th US$
ASSETS
Current assets
Cash	1.952.707	11.584.243	2.608
Time deposits	15.420.747	98.870.295	20.596
Marketable securities	3.257.704	9.737.575	4.351
Accounts receivable	31.417.239	32.937.373	41.961
Notes receivable	1.019.853	48.088	1.362
Sundry accounts receivable	4.703.234	8.185.056	6.282
Accounts and notes receiv. from rel. companies	1.677.178	7.327.611	2.240
Inventories	23.676.443	22.546.566	31.622
Recoverable taxes	10.591.898	0	14.146
Prepayments	953.703	583.189	1.274
Diferred taxes	3.687.922	45.096	4.926
Other current assets	30.132.969	20.680.146	40.245

Total current assets	128.491.597	212.545.238	171.613

Property, Plant and Equipment
Land	8.410.107	7.950.804	11.232
Constructions and infrastructure	825.936.388	792.171.533	1.103.116
Machinery and equipment	1.001.924.928	774.975.878	1.338.166
Other property, plant and equipment	11.375.670	8.411.729	15.193
Technical revaluation	41.134.727	41.284.836	54.939
Depreciation	(519.724.088)	(464.804.031)	(694.141)

Net property, Plant and Equipment	1.369.057.732	1.159.990.749	1.828.507

Other Non—Current Assets
Investment in related companies	126.411.072	239.682.007	168.834
Goodwill	16.496.396	15.640.584	22.033
Negative goodwill	0	0	0
Long-term accounts receivable	5.595.635	1.733.858	7.474
Long-term receivables from related companies	218.551.841	181.817.021	291.897
Diferred long-term taxes	0	1.535.153	0
Intangibles	10.239.434	8.144.281	13.676
Amortization of intangibles	(3.967.492)	(3.776.870)	(5.299)
Other	61.493.701	21.890.283	82.131

Total other non-current assets	434.820.587	466.666.317	580.744

TOTAL ASSETS	1.932.369.916	1.839.202.304	2.580.863

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2002 AND 2001

	2.002	2.001	2.002
	ThCh$	ThCh$	Th US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank liabilities	15.270.871	90.713.388	20.396
Short-term portion of long-term bank liabilities	15.931.382	248.164.942	21.278
Bonds payable	38.134.328	8.736.045	50.932
Short-term portion of long-term liabilities	7.979.421	10.277.418	10.657
Dividends payable	58.429	77.967	78
Accounts payable	38.298.600	41.278.136	51.151
Notes payable	1.369.976	8.274.430	1.830
Sundry payable	2.758	3.101	4
Accounts and notes payable to rel. companies	696.809	8.036.040	931
Provisions	19.563.092	15.468.309	26.128
Withholdings	1.024.269	1.736.086	1.368
Income Taxes payable	0	1.759.281	0
Uninvoiced income	567.048	0	757
Deferred taxes	0	0	0
Other current liabilities	0	0	0

Total current liabilities	138.896.983	434.525.143	185.510

Long-Term Liabilities
Long-term bank liabilities	255.614.660	35.515.522	341.398
Bonds payable	716.503.686	541.934.937	956.959
Notes payable	8.454.333	9.020.204	11.292
Long-term payables to related companies	0	0	0
Provisions	18.925.113	15.944.001	25.276
Diferred long-term taxes payable	12.428.480	0	16.599
Other	35.803.785	44.474.998	47.819

Total long-term liabilities	1.047.730.057	646.889.662	1.399.343

Minority Interest	5.936.159	16.237.963	7.928

Shareholders’ Equity
Paid-in capital	635.023.898	629.480.555	848.135
Technical revaluation reserve	8.255.311	13.848.544	11.026
Share premium	28.760.271	28.762.502	38.412
Other reserves	45.029.532	43.940.313	60.141
Future dividends reserve	4.749.585	9.069.761	6.344
Retained earnings	0	911.938	0
Retained losses	0		0
Net income for the period	17.988.120	15.656.914	24.025
Interim dividends	0	0	0
Subsidiary development stage deficit	0	(120.991)	0

Total shareholders’ equity	739.806.717	741.549.536	988.082

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1.932.369.916	1.839.202.304	2.580.863

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30th.

	2.002	2.001	2.002
	ThCh$	ThCh$	Th US$
Operating results:
Operating revenue	281.864.396	267.900.492	376.457
Operating expense	(179.643.949)	(212.762.983)	(239.932)

Gross profit	102.220.447	55.137.509	136.525

Administration and sales costs	(12.851.827)	(20.788.265)	(17.165)

Operating income	89.368.620	34.349.244	119.360

			169.430
Non-Operating results
Financial income	26.076.380	7.874.404	34.827
Share of net income of related companies	760.067	12.067.873	1.015
Other non-operating income	4.672.904	76.297.217	6.241
Share of loss of related companies	(6.085.420)	(11.254.269)	(8.128)
Amortization of goodwill	(767.246)	(716.119)	(1.025)
Financial expense	(57.242.653)	(46.339.685)	(76.453)
Other non-operating expenses	(20.822.473)	(56.234.851)	(27.810)
Price-level restatement	4.166.413	2.628.069	5.565
Foreign exchange variation	(14.833.084)	860.205	(19.811)

Non-operating income (expense)	(64.075.112)	(14.817.156)	(85.578)

Income before income taxes and minority interest	25.293.508	19.532.088	33.782
Income taxes	(6.416.015)	(4.811.035)	(8.569)
Minority interest	(1.010.636)	(1.234.619)	(1.350)
Amortization of negative goodwill	121.263	2.170.480	162

Net income	17.988.120	15.656.914	24.025

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30th.

	Current From 01.01.2002 To 30.09.2002	Current From 01.01.2001 To 30.09.2001	Current From 01.01.2002 To 30.09.2002
	ThCh$	ThCh$	ThUS$
Cash Flow from operating activities
Collection of accounts receivable	292.764.945	243.133.900	391.015
Financial income received	3.936.522	11.427.917	5.258
Dividends and ither distributions received	407.864	8.693.521	545
Others Income received	2.402.869	3.960.753	3.209
Payment to suppliers and personnel	(162.215.902)	(193.121.444)	(216.655)
Financial expenses	(63.066.856)	(44.820.640)	(84.232)
Payments for income taxes	(413.473)	(7.786)	(552)
Others expenses	(10.979.012)	(4.641.459)	(14.664)
VAT and Others Similar Items paid	(18.676.909)	(16.152.763)	(24.945)
NET CASH PROVIDED BY OPERATING ACTIVITIES	44.160.048	8.471.999	58.980
Cash Flow from financing activities
Proceeds from issuance of shares	44.896	0	60
Borrowings from banks and others	23.104.490	97.557.102	30.858
Proceeds from issuance of bonds	0	0	0
Others Borrowings from related companies	0	0	0
Others	1.384	0	2
Dividends paid	(3.006.717)	(150.509.632)	(4.016)
Capital decrease	0	0	0
Payments of loans	(68.054.274)	(39.539.137)	(90.893)
Payments of bonds	(16.736.307)	(6.294.146)	(22.353)
Payments of loans from related companies	(1.145.567)	0	(1.530)
Payments of costs associated with issuance of shares	0	0	0
Payments of costs associated with issuance of bonds	0	0	0
Others financing activities	(5.573.880)	0	(7.444)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(71.365.975)	(98.785.813)	(95.316)
Cash Flow from investing activities
Sales of properties, plants and equipments	2.612.698	59.222	3.490
Sales of permanent investments	23.933.847	293.135.093	31.966
Sales of other investments	13.733.992	21.000.519	18.343
Proceeds from loans to related companies	0	27.523.659	0
Other investing activities	0	2.699.180	0
Acquisition of fixed assets	(6.829.983)	(11.739.352)	(9.122)
Payment of capitalized interest	(470.394)	(309.598)	(628)
Permanent Investments	(241.115)	(6.015.729)	(322)
Investment in financial instruments	(19.577.447)	(18.412.177)	(26.148)
Loans to related companies	(20.736.529)	(167.601.728)	(27.696)
Others investing activities	(2.157.063)	(211.249)	(2.881)
NET CASH USED IN INVESTING ACTIVITIES	(9.731.994)	140.127.840	(12.998)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(36.937.921)	49.814.026	(49.334)
Price-level restatement of cash and cash equivalent	5.065.861	5.102.006	6.766
NET DECREASE OF CASH AND CASH EQUIVALENTS	(31.872.060)	54.916.032	(42.568)
Cash and Cash equivalents at beginning of year	63.882.324	63.108.874	85.321
CASH AND CASH EQUIVALENTS AT END OF YEAR	32.010.264	118.024.906	42.753

RECONCILIATION BETWEEN NET INCOME FOR
THE PERIOD AND NET CASH FLOWS PROVIDED
BY OPERATING ACTIVITIES

	Current From 01.01.2002 To 30.09.2002	Current From 01.01.2001 To 30.09.2001	Current From 01.01.2002 To 30.09.2002
	ThCh$	ThCh$	ThUS$
Net income	17.988.120	15.656.914	24.025

Sales of Assets	1.515.273	(44.741.446)	2.024
Gain on sales of property, plant and equipment	1.515.273	32.321	2.024
Gain on sales of investments	0	(71.142.023)	0
Losses on sales of investements	0	26.368.256	0
Gain on sales of others assets	0	0	0

Adjustements to reconcile net income to net cash provided by operating activities	51.871.970	50.446.466	69.280
Depreciation	37.488.447	30.565.154	50.069
Amortization of intangibles	188.722	7.355.162	252
Provisions and writte-offs	9.580.224	14.789.974	12.795
Participation in net income of related companies	(760.067)	(12.067.873)	(1.015)
Participation in net loss of related companies	6.085.420	11.254.269	8.128
Amortization of goodwill	767.246	716.119	1.025
Amortization of negative goodwill	(121.263)	(2.170.480)	(162)
Price-level restatement	(4.166.413)	(2.628.069)	(5.565)
Exchange difference	14.833.084	(860.205)	19.811
Others credits to income that do not represent cash flow	(15.633.026)	(238.729)	(20.879)
Others debts to income that do not represent cash flow	3.609.596	3.731.144	4.821

Change in operating assets	(16.573.446)	2.099.959	(22.135)
Increase of accounts receivable	827.080	(4.539.645)	1.105
Increase of inventories	2.819.405	(1.240.161)	3.766
Decrease of others assets	(20.219.931)	7.879.765	(27.006)

Change in operating lialbilities	(11.653.248)	(16.224.511)	(15.564)
Increase (decrease) of accounts payable to related companies	(13.220.911)	(14.835.092)	(17.658)
Increase (decrease) of interest payable	(7.436.506)	(2.184.943)	(9.932)
Increase (decrease) net of income taxes payable	12.040.821	2.406.446	16.082
Increase in others accounts payable related to non-operating results	15.100	(1.554.081)	20
Increase (decrease) of VAT and other similar payables	(3.051.752)	(56.841)	(4.076)

Income of minority interest in net income	1.011.379	1.234.617	1.351

Net cash provided by operating actrivities	44.160.048	8.471.999	58.980

Management’s Discussion and Analysis of Consolidated Financial Statements

AES Gener S.A. Results

At September 30, 2002

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. at September of the year 2002, and explains the most important changes that have occurred with respect to the same period of the previous year. Next, we provide a summary of the information contained in those Statements. All currency amounts are stated in constant Chilean pesos at September 30, 2002 purchasing power; accordingly, all comparisons refer to real changes between that date and September 30, 2001.

The Company’s assets and liabilities have been valued and presented in accordance with accounting criteria and standards explained in detailed in the respective notes to the Consolidated Financial Statements of the Company.

Operating revenues

At September 2002, AES Gener’s consolidated operating revenues totaled 281,864 million pesos, 13,964 million higher than the year 2001. This increase is mainly due to: (1) higher revenues in CDEC, mainly coming from readjustment of the SING power and higher physical sales (9,512 million), (2) increase in financial sales to the main regulated clients, primarily Chilecta and Chilquinta, and (3) increase in sales to the Colombian market (4,988 million) which offset lower revenues by decrease in fuel sales, consulting and others (11,031 million) due to lower physical sales to industrial clients and Electrica Guacolda. The contribution over total sales of the different markets where the AES Gener group operates were as follows: SIC 43%, SING 25%, Colombia 22%, fuel sales and technical assistance to third parties 10%.

The distribution of physical energy sales expressed in GWh at September 2002 and 2001 was as follows:

	2001		2002
SIC	5,560	51%	5,106	41%
SING	1,956	18%	2,284	18%
Colombia	3,377	31%	5,028	40%

Total	10,892		12,418

Sistema Interconectado Central (SIC):

The increase of sales in the electricity on the SIC over the period January-September 2002 was 3.8%, though the comparison between the last nine months of the year 2001, shows a 4.3% of increase. On the other hand, in the last twelve months the increase in sales has been 4.1%.

During the year 2002, the contributions of AES Gener’s thermal plants has been lower as compared to same period of year 2001, due to higher waterc resources available in the system. While at September of this year, the AES Gener group of companies, Guacolda included, recorded a 15% contribution of total generation on the SIC, in the same period of previous year the contribution was 16% of total generation.

The revenues from the electricity business on the SIC amounted to 119,746 million pesos, very similar to the 120,135 million recorded in the year 2001. This almost null variation, is explained by the decrease in the average sales price to non-regulated clients, primarily due to the termination of the contract between Endesa and Electrica Santiago, ended in June 2001. This was offset by higher revenues coming from sales to non regulated clients due to the increase in the average sales price.

During the first nine months of this year the approximate average sales price on the SIC was 14.0 mills/kWh (Alto Jahuel 220 kV), while during the same period of year 2001, the average price reached 14.4 mills/kWh. Even though, the approximate average cost of the third quarter of the year 2002 was 8.5 mills/kWh versus 10.9 mills/kWh of same period of previous year.

Sistema Interconectado del Norte Grande (SING):

The average price during the analyzed period has been 15.9 mills/kWh, similar to the marginal average cost of same period of previous year of 16.6 mills/kWh. The increase in demand for electric energy on the SING between September of the year 2001 and same period of this year was 5.2%, while in the last twelve months was 6.0%.

The revenues generated by AES Gener and Norgener’s activities on the SING increase from 51,172 million pesos to 71,567 million, this was due to: (1) The net effect of the mentioned power readjustment which positively affect AES Gener outcome, broadly offsetting the negative impact of Norgener subsidiary for the same concept, (2) increase in physical sales to the spot market on the SING, due to higher dispatch of Central Salta and in less extent, the increase of exchange rate effect in sales contracts to the Zaldívar and Lomas Bayas mining clients.

Summing up, the revenues from the Chilean electricity sector went up from 171,306 to 191,313 million pesos between 2001 and 2002.

Sistema Interconectado Nacional Colombiano (SIN):

Chivor is one of the major operators on the SIN. During the year 2002 its sales represented 18% of the total electricity supplied in Colombia. During this period the higher water availability have been the reason why average sales costs on the Energy Exchange are reaching an average level of 18.9 mills/kWh during the first nine months of 2002, as compared to 24.94 mills/kWh during same period of 2001. On the other hand, the demand for electricity on the SIN to September of 2002 as compared to previous year showed a slight variation reaching 3,14%. During the last twelve months market sales rose by 3%.

Chivor’s revenues went up 4.988 million pesos, as a consequence of higher revenues coming from clients under contracts. In turn, physical sales to September of 2002 went up by 1,651 GWh than those in the same period in the previous year, mainly due to the increase in sales in the spot market, however. the prevailing average prices were lower. In Colombian pesos, the average sales price to clients under contract went from $57/kWh to $63.1/kWh, while in the spot market went to an average price of $57/kWh during the year 2001 and $45.25/kWh to date.

Other Businesses

Revenues associated to other lines of business reported revenues by 28,286 million for the period analyzed, showing a decrease by 11,031 million with respect to the same period of year 2001. This variation is explained by less coal sales to Guacolda electric plant (from 10,608 million pesos to 4,460 million) and industrial clients (from 17,075 million to 13,531 million pesos). According to sales tonnage there was a decreased of approximately 405 thousand MT.

Operating costs

The proportion of fixed and variable operating costs with respect to total operating costs is shown in the table that follows:

	January – September
	2002		2001
	Million Ch$	%	Million Ch$	%
Variable operating costs	126,491	70%	172,424	81%
Fixed operating costs	53,152	30%	40,339	19%
TOTAL	179,644		212,763

At September 2002 operating costs went down 16% (33,119 million pesos) primarily as a result of the decrease in : (1) fuel and capacity purchases on the SIC and SING markets (22,636 million pesos); (ii) coal sales costs due to less amount of tonnage sale during the January-September 2002 period as compared to same period of last year. It is important to highlight that “Other costs” line, included in the variable costs, went from 20,789 million to zero, as costs related to Termoandes and Interandes operations were reassigned to the corresponding “Operating Costs” accounts (fuel consumption, energy generation, and others non operational accounts) as a consequence of AES Gener consolidation with the Argentine mentioned companies, and its outcome during the year 2001 were reflected in the “Related Companies Investments” account, for being matter of a sales process.

Variables Costs

Variable costs decrease by 45,932 million pesos, as a result of (1) less costs associated to energy purchases (15,779 million), and capacity (6,857 million); (2) lower costs related to fuel purchases (6.709 million) due to decreases in physical sales to Guacolda and industrial clients, (3) the year 2002 reclassification of costs associated to Termoandes operation (20,789 million) as during the first nine months of 2001 were not consolidated for being matter of a sales process. Although, such reclassification was mainly performed to fixed costs items, part of it was assigned to fuel consumption costs, which reported an increased of 6,374 million. During the first nine months of 2001, Termoandes and Internandes were not consolidated in our financial statements, then the lines “purchases of energy” and “purchases of capacity” include those payments made by Gener to Termoandes (14,968 million pesos).

Chile

AES Gener and its subsidiaries thermal generation on the SING during the year 2002 was 1,770 GWh, while during the year 2001 thermal generation was 2,050 GWh. Notwithstanding, as a result of the termination of certain Eléctrica Santiago subsidiary contracts, physical sales have not increased, resulting in an important decrease in costs related to this concept. On the SING, net production was 1.594 GWh, corresponding to an increase by 588 GWh, regarding generation of the period January-September of the year 2001. This is increase is primarily due to the higher dispatch of Central Salta of Termoandes, as a result of a regulation change allowing to increase the maximum generation of the units operating on the SING and the extraordinary generation of Norgener units as a result of the shut down of one of the gas station supplying the north of Chile.

Colombia

Variable operating costs increased by 1,250 million pesos, mainly, due to cost associated with energy purchase by 1,468 million pesos.

Fixed Costs

Fixed costs increased by 12,813 million pesos to September of 2002, primarily due to the above mentioned costs reclassification as a result of the inclusion of the Argentine subsidiaries, which reported a fixed costs increased of 9.696 million, mainly as a result of the depreciation effect (7,163 million).

Administrative and selling costs

At June 2002, administrative and selling expenses decreased by 38% reaching 7,936 million pesos. This decrease is explained as during last year the main portion of associated costs related to the personnel lay-off program were disclose, and reported 6,048 million pesos over profits.

Operating Income

At September 30, 2002, AES Gener reported a positive consolidated operating income of 89,369 million pesos, a figure which is 55,019 million higher than that recorded in the year 2001 (34,349 million). The latter is explained fundamentally by: (i) decreased in fuel and capacity purchase on the SIC and SING markets, (ii) the positive impact in operating incomes at consolidated level of the capacity readjustment on the SING, and increased on the SING spot market and regulated clients sales, and increase in sales to the Colombian market (13,964 million), and (iii) less administration and sales costs (7,936 million).

Non Operating Income

	January - September (million CH$)
	2002	2001
Fiinancial incomes	26,074	7,874
Other non operating incomes	4,673	76,297

Total non operating incomes	30,747	84,172

Non operating incomes decrease by 54,424 million pesos compared to the year 2001. This variation is explained primarily by profits generated by the assets sales process of year 2001 involving Central Puerto, Puerto Ventanas, Hidroneuquén, CCNI, Agunsa y Portuaria Cabo Froward companies among others.

The increased in financial incomes by 18,200 millon pesos is due to the recognition of interest related to the trading current account between AES Gener and its parent company Inversiones Cachagua.

Non operating expenses

	September (million Ch$ )
	2002	2001
Financial expenses	(57,243)	(46,340)
Loss from investment in related companies	(6,093)	97
Other non operating expenses	(20,822)	(56,235)

Total non operating expenses	84,158	102,477

Financial expenses increased by 10,903 million pesos with respect to the period January – September 2001, due to the incorporation to the financial statements of Termoandes and Interandes subsidiaries debts, as during the year 2001did not consolidate their financial statements with AES Gener for being matter of a sales process. Also, may be attributed to this increased, the new Energia Verde loan granted during the fourth quarter of the year 2001 and the effect of the variation in the closing exchange rate at September 30 in both years.

Non operating expenses in 2002 showed a 35,412 million decrease regarding last year. This decrease is explained basically for the fact that during the first nine months of 2001 extraordinary losses derived from Hidroneuquen, CCNI and Agencias Universales S.A. (26,258 million) sales and beneficial interest upon CCNI shares (6,980 million) and provisions performed by investment sale in Oilgener (11,365 million), offsetting the increase of 2002 due to sales provisions from the assets sales process of Oilgener and FellBlock, Ecogener and Carbones del Cesar (6,756 million) and withdrawal and sales costs of fixed assets (3,928 million).

Minority Interest

Minority interest decreased by 10,302 million primarily due to the decrease in the minority share in Electrica Santiago from 25% to 10%, as a result of the purchase of 15% of Transcanada by AES Gener in November of 2001.

Price-level Restatement and exchange Rate Differences

The price-level restatement generated a profit of 4,166 million pesos, which compares positively to the 2,629 million profit recorded in the year 2001. This difference is explained primarily as the variation in CPI during the first nine months of 2002 was 1.6% compared to a 2.1% factor used in the year 2001.

Exchange rate differences generated a negative effect of 14,833 million pesos during the year 2002, compared to 860 million pesos profits in the year 2001. This major impact is mainly due to the devaluation of the Chilean peso, affecting the consolidated debts, and the devaluation of the Argentine peso which affected our investments in this country. The exchange rate showed a 14.3% nominal devaluation of the peso from the closing of the year 2001 to September 2002, as compared with the nominal devaluation of 21.2% of the period January-September of the year 2001.

Tax on income

The tax on income effect increased from 4,811 million pesos to 6,416 million to September of the year 2002. This variation is explained, primarily, by the less tax benefits due to a decrease in tax losses of the Chilean companies, mainly Gener and Norgener.

Net income

During the first nine months of the year 2002, the Company recorded a net income of 17,988 million pesos, while in the previous year it obtained a profit of 15,656 million. It is important to mention a higher operating income by 89,369 million pesos obtained during the period, offsetting the lower non operating income by 64,075 million due to less revenues obtained by the related companies, higher financial expenses explained by the incorporation of the Termoandes and Interandes subsidiaries and to the devaluation impact in Argentina.

Ratios

Profitability	September 2002	September 2001
Return-on-assets (1) (%)	0,93	0,85
Return-on-equity (1) (%)	2,43	2,11
Yield of operating assets	7,07	2,96
Net income/Share (2) (pesos)	3,17	2,78
Return dividends	0,33	9,61

(1)	Return-on-assets and return-on-equity are calculated considering net income as of September of each year.
(2)	Net income per share at September 2002 and 2001 was calculated considering the number of paid-in shares at such dates.

Return-on-assets profitability increased as a result of net income obtained as to September of the year 2002 by 17,988 million, as compared to the profits by 15,657 million during the same period of 2001. Ratios between Annual Balance and Equity increased due to Annual Balance gains.

Operating assets ratios increased strongly due to improvement in the operating range, explained by the increase in operating income by 13,964 million, and the decrease in operating costs and administration and sales costs, offset by an increase en fixed assets due to consolidation of Termoandes and Interandes subsidiaries assets

Profit per share is explained by an increased of annual balance as it was no variation of the total number of shares .

Liquidity
Current assets/Current liabilities (times)	0,93	0,49

Current assets showed a 40% decrease and current liabilities a 68% decrease. The variation of Current assets is explained basically by the decrease in (i) time deposits by 83,450 million pesos, (ii) cash by 9,632 million pesos, and (iii)marketable securities by 6,480 million, offset in part by the increase on return-on taxes by 10,592 million, and other a other current assets by 9,453 million pesos.

Indebtedness
Total liabilities/equity (times)	1,59	1,43
Current liabilities/total liabilities (times)	0,12	0,40
Long term liabilities/total liabilities (times)	0,88	0,60
Total liabilities (million Ch$)	1.186,627	1.081,415
Coverage financial expenses (times)	1,44	1,42

Ratios between liability and equity increased as a consequence of the incorporation of Termoandes and Interandes liabilities which during the year 2001 were matter of sales-purchase and did not consolidate their financial statements with AES Gener.

The ratio represented by current liabilities over total liabilities decreased due to fact that: the Argentinean subsidiaries liabilities are primarily long term liability, the Colombian subsidiary Chivor debt was restructured and also payment of total current bank liability with Bank of Canada and Citibank of Energy Trade subsidiary.

The coverage of financial expenses improved as a consequence of the annual balance which offset financial expenses increase due to the variation in the exchange rate and the consolidation of the Argentinean subsidiaries.

Capital
Shareholders’ equity (million Ch$)	739,807	741,550
Net property, land and equipment(million Ch$)	1.369,058	1.159,991
Total assets (million Ch$)	1.932,370	1.839,202

The variation between net and total fixed assets increased due to the consolidation of the Argentinean subsidiaries.

Analysis of Assets and Liabilities

As a result of the restrictions imposed by the “Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande” (CDEC-SING) – for supply security issues – the combined cycle power plant of TermoAndes has limited its dispatch to a fraction of its generation capacity. The eventual relaxation of these restrictions will allow a greater dispatch in the future, but it could be limited due to the excessive offer of energy available in the North of Chile. As a result of the former, TermoAndes, InterAndes and the transmission facilities in the north of Chile belonging to AES Gener and related to the imports of energy from Argentina are negatively affected, therefore the economic value of this investments is substantially less than the recorded in the book value. In the case of the investments in Colombia (mainly Chivor), they are affected by the political and financial instability of that country, therefore its economic value, is substantially less than the value record in our accounting.

The assets rose 93,167 million pesos, mainly because the increase on the fixed assets due the consolidation our Argentine subsidiaries (Termoandes and Interandes) and it is related with the decrease in the line “Investment in Related Companies” during this year.

Current assets decreased strongly because of the cash flows required to repaid some short term credits and as a result of some debt refinancing concentrated in the third quarter of the year 2002.

Other Assets, showed a decreased due to the variation in the investment line, previously explained.

Liabilities, in turn, recorded an increase of 93,167 million pesos basically as a consequence of the increase on fixed assets due to the incorporation of the Argentine subsidiaries (Termoandes and Interandes) which were not consolidating their financial statements with

AES Gener during the year 2001 and that compare to the decrease showed in the investment line of related companies accounted in the year 2001.

On the other hand, current liabilities had a severe decrease due to cash disbursement required for certain short term loans payment and as result of debt restructuring concentrated mainly in the last quarter of this year.

Liabilities, showed an increase of 105,212 million pesos as a result of financial statements consolidation with AES Gener of the Termoandes and Interandes subsidiaries during the year 2002 and the effect of the dollar price variation over debts.

Short-term liabilities recorded a net decrease of 295,628 million pesos, explained basically by (1) the change of Chivor debt to a long term debt, (2) Decrease in banking liabilities due to payment of ETFC debt, and (3) Increase in provisions related to expected losses due to Oilgener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias subsidiaries sales process.

Long-term liabilities, in turn, recorded an increase of 62% (equivalent to 400,840 million pesos), due mainly to: (1) consolidation of Termoandes and Interandes debt,.(2) the change of Chivor debt to a long term debt, after restructuring of its credit conditions in August of this year, (3) increase in banking liabilities as a result of the credit granted to Energia Verde in November of the year 2001 and (4) the effect of the variation in the exchange rate over the banking liabilities and bonds.

Analysis of Market Risk

Interest rate

At September 30, 2002, 94% of AES Gener long term loans were at affixed rate and 6% at a variable rate. All long-term loans at a variable rate were denominated in dollars and accrued Libor rates of interest. At the closing date of financial statements, exposure stems basically from loans of Energia Verde S.A. (25 million dollars) and Energy Trade and Finance Corp. (29 million dollars) subsidiaries.

Exchange Rate

At September 30, 2002, close to 98% of our long-term obligations that accrued interest rates were exposed to the variation in the exchange rate between the US dollar and the Chilean peso. The remaining 2% are obligations denominated in UF (Electrica Santiago bond for an equivalent of 1,086,000 UF)

It should be noted mentioning that AES Gener revenues are expressed in terms of US dollar. In Chile, the main components of the tariff setting formula for the node price are expressed in US dollars. The former generates a natural coverage for the effects of a fluctuation of the dollar with relation to the Chilean peso.

Composition of operating revenues and costs in foreign currency at September each year (in million of Ch$).

Item	Currency	2002%	2001%

Operating	Dollar (US$) (1)	99	98
Revenues	UF and indexed Pesos	—	—
	Non indexed Pesos	1	2

Operating	Dollar (US$) (1)	81	84
Costs	UF and indexed Pesos	14	14
	Non indexed Pesos	5	3

(1)	Revenues originated from sales contracts at the node price, which are indexed every six months to the exchange rate for the dollar.

Cash flow statement

Total net cash flow at September, 2002 was negative in 31,872 million pesos, while at the same period the year 2001 was positive in 49,814 million pesos.

Operating activities generated a positive flow of 44.160 million pesos, higher by 53,680 million that the recorded in the year 2001, t explained mainly by higher collection of sales debtors (49,631 million) and lower payment to suppliers and personnel (30,906 million pesos) broadly offsetting increase in interest rate (18,246 million) and observed financial revenues (7,491 million pesos).

Financing activities generate during the first nine months year 2002, a negative flow of 71,366 million pesos, as positively compared with the negative flow of same period of year 2001 of 98,786 million. The difference is explained primarily by decrease in dividends payment by 147,503, offset by a decrease in borrowings by 74,453, higher loans payment by 28,515 million, as a result of the termination of certain banking liabilities (Royal Bank of Canada, Citibank), and debts restructuring with ABN AMRO Bank N.V., Bank of America and Transcanada, higher public liabilities by 10,422 million, and other disbursement related to credit restructure mentioned above, with Energy trade and Chivor by 5,574 million.

Finally, investing activities called for 10,064 million pesos outflow, that compares to the 140,128 million incomes of the year 2001. Due to a decrease in sales of investment by 276,467 million pesos to September of the year 2002, loans collection to related companies during 2001 by 27,254 million (as up to September are zero), offset by a decrease in loans to related companies by 146,865 million and less permanent investments and fixed assets by 10,352 million pesos.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By:	/s/ FRANCISCO CASTRO
Francisco Castro Chief Financial Officer